# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: RAYONIER ADVANCED MATERIALS INC., CIK 0001597672
CUSIP: 75508B104
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 1301 Riverplace Boulevard, Suite 2300, Jacksonville, Florida (FL), 32207
Date of event which requires filing of this statement: 02/20/2026
Filed by CIK 0002048379
Persons authorized to receive notices and communications: c/o AIP, LLC, 450 Lexington Avenue, 40th Floor, New York, New York (NY), 10017, (212) 916-8171

## Reporting persons
- Lightship Capital III LP (CIK 0002048422): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 3,400,000; sole dispositive power 0; shared dispositive power 3,400,000; aggregate amount beneficially owned 3,400,000 (5.0742% of the class)
- Lightship Capital III GP, LLC (CIK 0002048483): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,400,000; sole dispositive power 0; shared dispositive power 3,400,000; aggregate amount beneficially owned 3,400,000 (5.0742% of the class)
- AIPCF VIII (Cayman), L.P. (CIK 0002048359): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,400,000; sole dispositive power 0; shared dispositive power 3,400,000; aggregate amount beneficially owned 3,400,000 (5.0742% of the class)
- AIPCF VIII (Cayman), Ltd. (CIK 0002048379): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,400,000; sole dispositive power 0; shared dispositive power 3,400,000; aggregate amount beneficially owned 3,400,000 (5.0742% of the class)
- AIPCF VIII Credit Opportunity Holding LP (CIK 0002048424): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,400,000; sole dispositive power 0; shared dispositive power 3,400,000; aggregate amount beneficially owned 3,400,000 (5.0742% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.01 per share
Name of issuer: RAYONIER ADVANCED MATERIALS INC.
Address of issuer's principal executive offices: 1301 Riverplace Boulevard, Suite 2300, Jacksonville, Florida (FL), 32207
Comment: This statement relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of Rayonier Advanced Materials Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 1301 Riverplace Boulevard, Suite 2300, Jacksonville, FL 32207.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by:

AIPCF VIII (Cayman), Ltd., a Cayman Islands exempted company (the "Ultimate General Partner"), as general partner of AIPCF VIII (Cayman), L.P., a Cayman Islands exempted limited partnership (the "General Partner"), as the general partner of AIPCF VIII Credit Opportunity Holding LP, a Delaware limited partnership ("Credit Opportunity Fund"), the sole and managing member of Lightship Capital III GP, LLC, a Delaware limited liability company ("Lightship GP"), as general partner of Lightship Capital III LP, a Delaware limited partnership ("Lightship" and, together with the Ultimate General Partner, the General Partner, Credit Opportunity Fund and Lightship GP, the "Reporting Persons" and together with affiliates thereof, "AIP").

Annex B attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D. As disclosed on Annex B attached hereto, Kim Marvin, Justin Fish and Dino Cusumano are the Directors of the Ultimate General Partner.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise.
Residence or business address: The address of the business office of each of the Reporting Persons is c/o AIP, LLC, 450 Lexington Avenue, 40th Floor, New York, New York 10017.
Present principal occupation or employment: The principal business of Lightship and Credit Opportunity Fund is investing in securities and related instruments. The principal business of Lightship GP is serving as the general partner of Lightship. The principal business of the General Partner is serving as the general partner of Credit Opportunity Fund and its affiliates. The principal business of the Ultimate General Partner is serving as the general partner of the General Partner.
Criminal convictions in the last five years: During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Ultimate General Partner is an exempted company formed under the laws of the Cayman Islands. The General Partner is an exempted limited partnership formed under the laws of the Cayman Islands. Lightship GP is a limited liability company organized under the laws of the State of Delaware. Lightship and Credit Opportunity Fund are limited partnerships formed under the laws of the state of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons used approximately $25,440,275.04 (excluding brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D (the "Shares").

The source of the funds used to acquire the Shares is the working capital of Lightship and funds drawn from its existing credit facility.

## Item 4. Purpose of Transaction
Purpose of transaction:
AIP purchased the Shares because it believes they represent an attractive investment opportunity. AIP currently has no plans or proposals with respect to any of the matters set forth in Item 4. Depending on market conditions, AIP's perception of the Issuer's prospects, and other factors, AIP may acquire additional shares of Common Stock, or may dispose of any of the Shares.

On November 18, 2025, prior to purchasing any of the Shares, AIP sent a letter to the Issuer in which AIP proposed to acquire all of the issued and outstanding Common Stock for $11-12 per share in cash, subject to the terms and conditions set forth therein (the "Proposal"). A copy of the Proposal is filed as Exhibit 2 to this Schedule 13D, and the information set forth in the Proposal is incorporated by reference herein. AIP indicated in the Proposal that it envisioned likely combining the Issuer with its now-acquired portfolio company Global Cellulose Fibers ("GCF"), a leading global producer of high-quality fluff pulp for a wide range of personal care applications including feminine care, incontinence, and infant diapers that AIP agreed to acquire from International Paper in August 2025. On December 18, 2025, AIP received a letter from the Issuer rejecting the Proposal. A copy of this letter is filed as Exhibit 3 to this Schedule 13D, and the information set forth in this letter is incorporated by reference herein. Subsequent to receiving the Issuer's letter, AIP determined that despite the Issuer's lack of interest in a sale transaction, the Common Stock represents an attractive investment opportunity consistent with its fund's investment objectives, which permit investing in public securities for capital appreciation. AIP does not intend to pursue any transactions that would be opposed by the Issuer's Board of Directors, but it or GCF would be an interested participant if the Board of Directors determined to explore a potential sale transaction.

In connection with its investment, the Reporting Persons may engage in discussions with management, the board of directors of the Issuer (the "Board"), other shareholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, management, strategy, potential business combinations and strategic alternatives, and future plans of the Issuer. The Reporting Persons may consider, formulate, discuss and seek to engage with the Issuer or its stockholders regarding various plans or proposals intended to enhance stockholder value or enhance the value of the Issuer's assets, including plans or proposals that may involve strategic transactions or an acquisition of the Issuer. Any such actions or transactions may be taken, advocated by, or involve the Reporting Persons alone or in conjunction with other shareholders, financing sources and/or other third parties, and could include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition, if the Reporting Persons become aware that the Issuer or the Board (or any committee thereof) are considering any of the alternatives referred to in subsections (a) through (j) of Item 4 of Schedule 13D and are offered the opportunity to do so, depending on various factors, the Reporting Persons (or any affiliate thereof) may be highly likely to engage in discussions with management of the Issuer, potential financing sources, and potential partners or other participants in a bid for some or all of the Issuer's assets or shares or otherwise change their intention with respect to any or all of the matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D. Further, if offered the opportunity to do so in any such circumstances by the Issuer or the Board (or any committee thereof), the Reporting Persons (or any affiliate thereof) may also be highly likely to (i) enter into nondisclosure agreement with the Issuer or thereafter other agreements (including financing agreements or engagement letters with financial advisors, financing sources or other consultants or advisors) relating to any such discussions, (ii) enter into discussions and negotiations with the Issuer and/or the Board (or any committee thereof) or (iii) submit additional proposals with respect to the acquisition of some or all of the Issuer's assets or shares and related matters in connection therewith, to the extent deemed warranted in connected with any such process or discussions or negotiations, and conduct due diligence on the Issuer and its subsidiaries, although, in the case of each of the foregoing, such discussions, negotiations and proposals may not represent or result in the Reporting Persons formulating a plan or proposal relating to the matters covered by this Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon a total of 67,005,593 shares of Common Stock outstanding as of November 3, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2025, filed with the Securities and Exchange Commission on November 5, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Annex A hereto and is incorporated herein by reference. All of the transactions in shares of Common Stock listed hereto were effected in the open market through various brokerage entities.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Annex A: Transactions in Common Stock by the Reporting Persons
Annex B: General Partners, Control Persons, Directors and Executive Officers of Certain Reporting Persons
Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.
Exhibit 2: Letter from AIP to the Issuer dated November 18, 2025.
Exhibit 3: Letter from the Issuer to AIP dated December 18, 2025.

## Signatures
- Lightship Capital III LP: /s/ Stanley Edme, By: Lightship Capital III GP, LLC, its general partner Stanley Edme / Vice President (02/25/2026)
- Lightship Capital III GP, LLC: /s/ Stanley Edme, Stanley Edme / Vice President (02/25/2026)
- AIPCF VIII (Cayman), L.P.: /s/ Stanley Edme, By: AIPCF VIII (Cayman), Ltd., its general partner Stanley Edme / Vice President (02/25/2026)
- AIPCF VIII (Cayman), Ltd.: /s/ Stanley Edme, Stanley Edme / Vice President (02/25/2026)
- AIPCF VIII Credit Opportunity Holding LP: /s/ Stanley Edme, By: AIPCF VIII (Cayman), L.P., its general partner By: AIPCF VIII (Cayman), Ltd., its general partner Stanley Edme / Vice President (02/25/2026)